UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

BUUU Group Limited, a British Virgin Islands company (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide the Unaudited Interim Condensed Consolidated Financial Statements of the Company as of and for the six months ended December 31, 2025, included as Exhibit 99.1 of this Report, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended December 31, 2025, included as Exhibit 99.2 of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026

BUUU Group Limited

	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer

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